Orbis
Grupa Hotelowa

Warsaw, July 17, 2009

09046715

Mail Processing Section
JUL 27 2009
Washington, DC
121

United States Securities and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the current report no. 22/2009 concerning information on the level of revenues of the Orbis Group in the period January-June 2009 to the Polish Financial Supervision Authority in Warsaw.

Best regards,

CZŁONEK ZARZĄDU
"ORBIS" S.A.
Marcin Szewczykowski

Marcin Szewczykowski

Member of the Management Board

82-5025

Current report no. 22/2009
July 16, 2009

Subject: Information on the level of revenues of the Orbis Group in the period January – June 2009.

In accordance with Recommendations 1.1 and 1.2 of „Best Practices of WSE Listed Companies" on ensuring broad and effective access to information necessary to assess the company's standing (Appendix to Resolution No. 12/1170/2007 of the WSE Supervisory Board of July 4, 2007) as well as in connection with Article 20 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated July 29, 2005 (Official Journal „Dz. U." No. 184, item 1539), „Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-691, hereby submits preliminary information concerning the revenues of the Orbis Group in the period January – June 2009 that were at the level of PLN 475.4 million. This figure will be subject to verification during preparation of the periodic financial report for the semi-annual period of 2009.